UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IronNet, Inc.

Full Name of Registrant

Former Name if Applicable

7900 Tysons One Place, Suite 400

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 16, 2022, IronNet, Inc. (the “Company”) filed a Notification of Late Filing on Form 12b-25 in which the Company disclosed that the Audit Committee of its Board of Directors had been notified that a former employee of the Company had threatened certain claims against the Company. The Audit Committee, assisted by independent legal counsel, conducted an investigation of the allegations. The investigation determined that the claims were unsubstantiated. On May 2, 2023, the Company filed its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2022.

In addition, as previously reported, in late December 2022 the Company received from its stockholder C5 Capital Limited (“C5”) a non-binding expression of interest in respect of a potential offer to acquire all of the outstanding common stock not presently owned by C5. The Company and C5 are continuing to negotiate the terms of a potential transaction, and the Company continues to evaluate the proposed transaction with C5 as well as other strategic alternatives for the Company. Since December 2022, the Company has received $11.8 million in convertible debt financing from C5 and is actively pursuing additional financing from C5 and other sources. Based on its current operations, in the absence of additional sources of liquidity, management anticipates that the Company’s existing cash and cash equivalents and anticipated cash flows from operations will not be sufficient to meet the Company’s operating and liquidity needs for any meaningful period of time after the date of this Form 12b-25. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. In the event the Company determines that additional sources of liquidity will not be available to it or will not allow it to meet its obligations as they become due, the Company may need to file for bankruptcy protection in order to implement a plan of reorganization, court-supervised sale and/or liquidation of the Company.

The diversion of the Company’s resources to the completion of the Audit Committee investigation described above, as well as management’s efforts in raising additional capital and negotiating a potential strategic transaction for the Company, has caused a delay in the Company’s ability to complete and file its Annual Report on Form 10-K for the fiscal year ended January 31, 2023 (the “Form 10-K”) by the required deadline without unreasonable effort and expense. The Company intends to file the Form 10-K no later than May 16, 2023, the deadline for the filing of the report, as extended by the filing of this notice.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Cameron D. Pforr	650	937-9660
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes     ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenue for the year ended January 31, 2023 was $27.3 million, compared to $27.5 million for the prior year. Gross profit for the year ended January 31, 2023 was $13.3 million, representing a gross margin of 49%, compared to gross profit of $18.2 million and gross margin of 66% for the prior year.

The Company’s operating expenses decreased significantly on a year-over-year basis due to large one-time non-cash stock compensation expenses incurred during the prior year triggered by the modification of outstanding restricted stock units following the Company’s business combination transaction in August 2021. Research and development expenses were $32.4 million for the year ended January 31, 2023, compared to $52.9 million for the prior year. Sales and marketing expenses were $31.6 million for the year ended January 31, 2023, compared to $82.9 million for the prior year. General and administrative expenses were $57.0 million for the year ended January 31, 2023, compared to $112.1 million for the prior year.

Loss before income taxes for the year ended January 31, 2023 was $110.9 million, compared to $242.2 million for the prior year.

These financial results are preliminary and are subject to change in connection with the completion of the reporting process and preparation of the Form 10-K. Actual financial results for the year ended January 31, 2023 could vary from the foregoing.

IronNet, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2023	By:	/S/ CAMERON D. PFORR
Name: Cameron D. Pforr
Title: Chief Financial Officer